FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 1	Press Release dated January 24, 2003.

TransAlta to acquire half of U.S. electricity generator

CALGARY, Alberta (Jan. 24, 2003) - TransAlta Corporation (TSX: TA; NYSE: TAC), through its wholly owned subsidiary TransAlta USA Inc., has agreed to acquire half of a U.S. generator from El Paso Merchant Energy, a business unit of El Paso Corporation (NYSE: EP). TransAlta will purchase El Paso's 50 per cent interest in CE Generation LLC, including the right to a 50 per cent interest in a geothermal development project. MidAmerican Energy Holdings Company will continue to own the other 50 per cent interest of both CE Generation LLC and the geothermal development project.

CE Generation LLC holds 820 megawatts (MW) of operating capacity, including 330 MW of geothermal generation in California and 490 MW of gas-fired cogeneration in New York, Texas and Arizona.

"These are excellent assets that immediately contribute to earnings and most of the output is backed by long-term contracts," said Steve Snyder, TransAlta's President and CEO. "MidAmerican is a first-rate partner with proven local operational experience, to which we will add our marketing expertise."

TransAlta will pay El Paso US$205 million plus approximately US$35 million in working capital, for a total of US$240 million. In addition, should TransAlta decide to participate in building the geothermal development project, TransAlta will compensate El Paso US$30 million for its development work.

CE Generation has non-recourse debt of approximately US$1 billion of which US$140 million is secured by a guarantee from MidAmerican. TransAlta will finance the acquisition with existing credit facilities. The transaction is subject to customary closing conditions and is expected to close by the end of January.

For 2003, TransAlta expects this acquisition to contribute $0.05 to earnings per common share. Including a US$30 million reduction in working capital, TransAlta expects to receive US$40 million to US$45 million of cash from CE Generation LLC in 2003.

The transaction gives TransAlta a 50 per cent share in 13 existing facilities (see table below). Power contracts are in place for all gas-fired facilities and eight of 10 geothermal facilities in the acquisition.

Generation type	Location	Name	Commercial operation	Total MW
Geothermal	Southern California	Imperial Valley*	1986 to 2000	330 MW (10 plants)
Gas-fired cogeneration	Plattsburgh, New York	Saranac**	1994	240 MW
Gas-fired cogeneration	Big Spring, Texas	Power Resources	1988	200 MW
Gas-fired cogeneration	Yuma, Arizona	Yuma	1994	50 MW
Total				820 MW

* Includes: Vulcan, Del Ranch, Elmore, Leathers, CE Turbo, Salton Sea I, Salton Sea II, Salton Sea III, Salton Sea IV and Salton Sea V

** Ownership: 75 per cent CE Generation LLC, 25 per cent other partners

All currency is expressed in Canadian dollars except where noted. An online information kit on the acquisition is posted on TransAlta's Web site. A conference call and Web cast will take place today at 9 a.m. MT (11 a.m. ET). Details are at www.transalta.com/investors.

(more)

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation and the acquisition. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: January 24, 2003